Ladbrokes PLC



COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 7 JULY 2006, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT AS AT 6 JULY 2006 THE INTERESTS OF DEUTSCHE AND ITS SUBSIDIARIES DECREASED TO 19,309,095 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 3.09% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

Ladbrokes PLC

RECEIVED
2006 JUL 24 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADBROKES PLC HAS BEEN NOTIFIED BY MR J F JARVIS THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 JULY 2006 HE HAD AN INTEREST IN 10,000 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY.

OTHER THAN MR JARVIS' DIRECTORSHIP OF JARVIS HOTELS LIMITED, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR JARVIS PURSUANT TO LISTING RULE 9.6.13R.